Exhibit 99.1
CRIC Reports First Quarter 2011 Results
SHANGHAI, China, May 31, 2011 — China Real Estate Information Corporation (“CRIC” or the “Company”) (NASDAQ: CRIC), a leading provider of real estate information, consulting and online services in China, today announced its unaudited financial results for the first quarter ended March 31, 2011.
First Quarter 2011 Highlights
•
Total revenues for the first quarter of 2011 increased 55% year-over-year to $42.0 million, from $27.2 million for the same quarter of 2010, and exceeded the high end of the Company’s guidance range of $39 million to $41 million.

•
Non-GAAP[1] income from operations for the first quarter of 2011 was $5.8 million, compared to $9.7 million for the same quarter of 2010. CRIC’s first quarter operating income was unfavorably impacted by the Company’s spending in several new and expanded real estate channels, including the Baidu, Inc. (“Baidu”) channels, commercial real estate channel and secondary home channel, compared with the same quarter of 2010.

•	Non-GAAP net income attributable to CRIC shareholders for the first quarter of 2011 was $7.0 million, compared to $10.3 million for the same quarter of 2010.

•	Non-GAAP diluted net income per American depositary share (“ADS”) for the quarter was $0.05.
“We continued to deliver fast growth in our total revenues in the first quarter of 2011, especially in revenues from our online business, which more than doubled compared to the same period of last year and accounted for almost half of our total revenues. This strong momentum was driven by our gains in market share in existing cities, improved brand awareness, gradual maturity of business in newly entered cities and our new and expanded online real estate channels,” said Xin Zhou, CRIC’s CEO and co-chairman.
Mr. Zhou added, “Another highlight of our business is that we recently initiated our real estate e-commerce business, further enhancing our profile in the online real estate services segment. Due to the specialty and complexity involved in conducting real estate transactions, it can be difficult for buyers and sellers to complete online real estate transactions. We leveraged our real estate industry expertise, comprehensive database and technological advantage, and spent a considerable amount of time and resources preparing for the launch of this new platform. We have so far successfully tested several real estate e-commerce models through four real estate projects on our new e-commerce website. As a result, we are optimistic about our e-commerce business and will continue investing in and improving this innovative platform while maintaining strong growth in our existing businesses.”
Bin Laurence, CRIC’s CFO said, “We had strong and steady revenue growth in the first quarter. Although our operating margin was affected by seasonality and staff expansion, we are confident in achieving profitable growth for the year as our new channels pick up momentum in the next few quarters.”

[1]
CRIC uses in this press release the following non-GAAP financial measures: (1) net income attributable to CRIC shareholders (2) net income attributable to CRIC shareholders per diluted ADS and (3) income from operations, each of which excludes expenses relating to share-based compensation and amortization of intangible assets resulting from business acquisitions. See “About Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results” below for more information about the non-GAAP financial measures included in this press release.

Financial Results for the First Quarter of 2011
Revenues
First quarter total revenues were $42.0 million in 2011, an increase of 55% from $27.2 million for the same quarter of 2010.
Revenues from online services were $20.5 million, an increase of 148% from $8.3 million for the first quarter of 2010. The increase was mainly due to substantial gains in market share in all major cities after CRIC acquired its online business in October 2009, as well as the Company’s offering of additional services on the new and expanded online channels, including Baidu real estate channels, commercial real estate services and secondary home channels.
Revenues from information and consulting services were $18.0 million, an increase of 4% from $17.4 million for the same quarter of 2010. The increase was primarily due to an increased number of subscribers to the CRIC database, partly offset by lower real estate project consulting fees recognized in the first quarter of 2011, due to lower land transaction-based consulting fees in the quarter compared to the first quarter of 2010.
Revenues from other services, including offline advertising and promotional events, were $3.5 million for the first quarter of 2011, an increase of 128% from $1.5 million for the same quarter of 2010, mainly due to additional revenues contributed by the real estate promotional event provider acquired in the second quarter of 2010.
Cost of Revenues
First quarter cost of revenues was $10.6 million in 2011, an increase of 79% from $5.9 million for the first quarter of 2010, primarily due to additional expenses associated with CRIC’s launch of the new real estate channels on Baidu in August 2010 and costs associated with the services provided by the real estate promotional event provider acquired in the second quarter of 2010.
Selling, General and Administrative (“SG&A”) Expenses
First quarter SG&A expenses were $34.8 million in 2011, an increase of 69% from $20.5 million for the same quarter of 2010. The increase in SG&A was primarily due to (1) salary, commission, bonus associated with additional sales and administrative staff, and expenses paid to Baidu for the Company’s online business and (2) salary and bonus expenses associated with additional sales and administrative staff of the Company’s real estate information and consulting business.
Income (loss) from Operations
First quarter loss from operations was $3.3 million in 2011, as compared to income of $0.7 million for the same quarter of 2010. Non-GAAP income from operations for the first quarter of 2011 was $5.8 million, compared with $9.7 million for the same quarter of 2010. CRIC’s first quarter operating income was unfavorably impacted by the Company’s spending in several new and expanded real estate channels, including the Baidu channels, commercial real estate channel and secondary home channel.
Other Income
First quarter other income of $1.1 million primarily represented cash subsidies received by the Company’s subsidiaries from local governments as incentives for establishing offices and operating in certain local districts.

Net Income (Loss) Attributable to CRIC Shareholders
Net loss attributable to CRIC shareholders was $1.4 million for the first quarter of 2011, as compared to net income attributable to CRIC shareholders of $1.9 million for the same quarter of 2010. Non-GAAP net income attributable to CRIC shareholders was $7.0 million for the first quarter of 2011, as compared to non-GAAP net income attributable to CRIC shareholders of $10.3 million in the same quarter of 2010.
Cash Flow
As of March 31, 2011, the Company had a cash balance of $324.8 million. The Company has so far repurchased, under its $50 million share repurchase program announced in March 2011, approximately two million ADSs in the open market at an average price of $7.86 per ADS.
First quarter net cash used in operating activities was $0.7 million. Non-GAAP net income attributable to CRIC shareholders of $7.0 million and a decrease in prepaid expenses of $3.0 million was offset by an increase in accounts receivable of $6.5 million and amount due from related parties of $4.5 million.
First quarter net cash used in investing activities was $12.5 million. This amount was mainly attributable to the payment of $10.3 million for the acquisition of Firmway Holdings Limited, an entity that holds a 20-year lease for an office building under construction in the same complex of CRIC’s existing headquarters in Shanghai. The Company intends to use the building as additional office space upon completion of its construction. Cash used in investing activities in the first quarter also included a $2.4 million investment in affiliates.
Business Outlook
CRIC estimates that its total revenues for the second quarter of 2011 will be in the range of $52 million to $54 million, compared to $37.4 million in the same quarter of 2010. Total revenues estimate includes estimated revenues from real estate information and consulting services and other services of $23 million to $24 million, compared to $23.1 million in the same quarter of 2010, and estimated revenues from real estate online services of $29 million to $30 million, compared to $14.3 million in the same quarter of 2010. The above forecast reflects the Company’s current and preliminary view, which is subject to change.
Conference Call Information
CRIC’s management will host an earnings conference call on May 31, 2011 at 7 a.m. U.S. Eastern Time (7 p.m. Beijing/Hong Kong time).
Dial-in details for the earnings conference call are as follows:

U.S./International:	+1-718-354-1157
Hong Kong:	+852-3002-1615
Mainland China:	+86-400-810-1172
Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “CRIC.”
A live and archived webcast will be available at http://ir.cric.com.

About CRIC
China Real Estate Information Corporation (“CRIC”) (NASDAQ: CRIC) is a leading provider of real estate information, consulting and online services with a presence in over 140 cities across China. CRIC, a subsidiary of E-House (China) Holdings Limited (NYSE: EJ), merged with the online real estate business of SINA Corporation (NASDAQ: SINA) upon the completion of CRIC’s initial public offering and listing of its ADSs on the NASDAQ Global Select Market in October 2009. Leveraging its proprietary, advanced and comprehensive real estate information database and analysis system, CRIC provides a broad range of real estate-related services to all participants in the real estate value chain, including developers, suppliers, agents, brokers, service providers and individual consumers. CRIC’s services include subscription-based information services, customized consulting services and online services through several real estate websites that provide region-specific real estate information and access to online communities. For more information about CRIC, please visit http://www.cric.com.
Safe Harbor: Forward-Looking Statements
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. Among other things, the Business Outlook section and quotations from management in this press release, as well as CRIC’s strategic and operational plans, contain forward-looking statements. CRIC may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about CRIC’s beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on the Company’s financial condition and results of operations for one or more periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. Potential risks and uncertainties include, but are not limited to, a severe or prolonged downturn in the global economy, CRIC’s susceptibility to fluctuations in the real estate market of China, government measures aimed at China’s real estate industry, failure of the real estate services industry in China to develop or mature as quickly as expected, diminution of the value of CRIC’s brand or image, CRIC’s inability to successfully execute its strategy of expanding into new geographical markets in China, CRIC’s failure to manage its growth effectively and efficiently, CRIC’s failure to successfully execute the business plans for its strategic alliances and other new business initiatives, CRIC’s loss of its competitive advantage if it fails to maintain and improve its proprietary CRIC system or to prevent disruptions or failure in the system’s performance, CRIC’s failure to compete successfully, fluctuations in CRIC’s results of operations and cash flows, CRIC’s reliance on a concentrated number of real estate developers, natural disasters and outbreaks of health epidemics and other risks outlined in CRIC’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of this press release, and CRIC does not undertake any obligation to update any such information, except as required under applicable law.
About Non-GAAP Financial Measures
To supplement CRIC’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), CRIC uses the following non-GAAP financial measures: (1) net income attributable to CRIC shareholders (2) net income attributable to CRIC shareholders per diluted ADS and (3) income from operations, each of which excludes expenses relating to share-based compensation and amortization of intangible assets resulting from business acquisitions. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

CRIC believes that these non-GAAP financial measures provide meaningful supplemental information regarding its operating performance by excluding expenses relating to share-based compensation and amortization of intangible assets resulting from business acquisitions that may not be indicative of its operating performance. CRIC believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its operating performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to CRIC’s historical performance. CRIC computes its non-GAAP financial measures using the same consistent method from quarter to quarter. CRIC believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP financial measures excluding expenses relating to share-based compensation and amortization of intangible assets resulting from business acquisitions is that these expenses charges have been and will continue to be significant recurring expenses in CRIC’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amount excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliation between non-GAAP financial measures and their most comparable GAAP financial measures.
For investor and media inquiries please contact:
In China
Penny Pan
Manager, Investor Relations
China Real Estate Information Corporation
Phone: +86 (21) 6086-8111
E-mail: ir@cric.com
Derek Mitchell
Ogilvy Financial, Beijing
Phone: +86 (10) 8520-6284
E-mail: cric@ogilvy.com
In the U.S.
Jessica Barist Cohen
Ogilvy Financial, New York
Phone: +1 (646) 460-9989
E-mail: cric@ogilvy.com

CHINA REAL ESTATE INFORMATION CORPORATION
UNAUDITED CONSOLIDATED BALANCE SHEET
(In thousands of U.S. dollars)

	December 31,	March 31,
	2010	2011
ASSETS
Current assets
Cash and cash equivalents	340,720	324,750
Unbilled accounts receivable, net	51,175	53,972
Accounts receivable, net	9,796	12,570
Prepaid expenses and other current assets	22,232	19,496
Amounts due from related parties	5,080	11,612

Total current assets	429,003	422,400
Property and equipment, net	11,177	11,256
Intangible assets, net	182,622	183,281
Goodwill	450,299	451,616
Investment in affiliates	4,444	6,712
Other non-current assets	6,378	9,244

TOTAL ASSETS	1,083,923	1,084,509

LIABILITES AND EQUITY
Current liabilities
Accounts payable	3,300	2,179
Advance from customers	6,455	8,413
Accrued payroll and welfare expenses	9,882	8,914
Income tax payable	16,935	15,428
Other tax payable	5,428	4,846
Amounts due to related parties	2,785	2,118
Other current liabilities	7,731	8,982

Total current liabilities	52,516	50,880
Deferred tax liabilities—non-current	39,969	41,286

Total liabilities	92,485	92,166
Equity
Ordinary shares ($0.0002 par value): 250,000,000 shares authorized, 143,749,405 and 143,394,358 shares issued and outstanding, as of December 31, 2010 and March 31, 2011, respectively	29	29
Additional paid-in capital	882,429	884,161
Subscription receivables	(98)	(43)
Retained earnings	97,557	94,745
Accumulated other comprehensive income	8,403	10,291

Total CRIC shareholders’ equity	988,320	989,183
Non-controlling interests	3,118	3,160

Total equity	991,438	992,343

TOTAL LIABILITIES AND EQUITY	1,083,923	1,084,509

CHINA REAL ESTATE INFORMATION CORPORATION
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except share data and per share data)

	Three months ended
	March 31,
	2010	2011

Revenues
Information and consulting services	17,371	18,044
Online services	8,246	20,460
Other services	1,553	3,540

	27,170	42,044
Cost of revenues	(5,930)	(10,602)
Selling, general and administrative expenses	(20,524)	(34,760)

Income (loss) from operations	716	(3,318)
Interest income	94	385
Other income, net	1,327	1,063

Income (loss) before taxes and equity in affiliates	2,137	(1,870)
Income tax benefit (expense)	(512)	377

Income (loss) before equity in affiliates	1,625	(1,493)
Income from equity in affiliates	—	93

Net income (loss)	1,625	(1,400)
Less: net loss (income) attributable to non-controlling interests	(323)	29

Net income (loss) attributable to CRIC shareholders	1,948	(1,429)

Earnings (loss) per share:
Basic	0.01	(0.01)
Diluted	0.01	(0.01)
Shares used in computation:
Basic	142,984,722	143,785,973
Diluted	145,823,934	146,356,913

Note 1	The conversion of Renminbi (“RMB”) amounts into USD amounts is based on the rate of USD1 = RMB6.5564 on March 31, 2011 and USD1 = RMB6.5859 for the three months ended March 31, 2011.

CHINA REAL ESTATE INFORMATION CORPORATION
Reconciliation of GAAP and Non-GAAP Results
(In thousands of U.S. dollars, except share data and per share data)

	Three months ended
	March 31,
	2010	2011
	(Unaudited)	(Unaudited)
GAAP income (loss) from operations	716	(3,318)

Share-based compensation expenses	3,931	3,884

Amortization expenses of intangible assets resulting from business acquisitions	5,062	5,252

Non-GAAP income from operations	9,709	5,818

GAAP net income (loss) attributable to CRIC shareholders	1,948	(1,429)

Share-based compensation expenses (net of tax and non-controlling interests)	3,931	3,884
Amortization expenses of intangible assets resulting from business acquisitions (net of tax and non-controlling interests)	4,419	4,554

Non-GAAP net income attributable to CRIC shareholders	10,298	7,009

GAAP net income (loss) per ADS — basic	0.01	(0.01)

GAAP net income (loss) per ADS — diluted	0.01	(0.01)

Non-GAAP net income per ADS — basic	0.07	0.05

Non-GAAP net income per ADS — diluted	0.07	0.05

Shares used in calculating basic GAAP / non-GAAP net income (loss) attributable to CRIC shareholders per ADS	142,984,722	143,785,973

Shares used in calculating diluted GAAP / non-GAAP net income (loss) attributable to CRIC shareholders per ADS	145,823,934	146,356,913